Exhibit 12

H. J. Heinz Company and Subsidiaries

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands)

	Fiscal Years Ended
	April 28,	April 29,	April 30,	May 2,	May 3,
	2010	2009	2008	2007	2006
	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)

Fixed Charges:
Interest expense(a)	$308,846	$347,756	$372,002	$340,199	$323,247
Capitalized interest	2,716	—	—	—	—
Interest component of rental expense	34,506	32,655	30,691	30,035	27,960

Total fixed charges	$346,068	$380,411	$402,693	$370,234	$351,207

Earnings:
Income from continuing operations before income or loss from equity investees and income taxes	$1,290,454	$1,319,883	$1,230,763	$1,120,389	$678,692
Add: Interest expense(a)	308,846	347,756	372,002	340,199	323,247
Add: Interest component of rental expense	34,506	32,655	30,691	30,035	27,960
Add: Amortization of capitalized interest	367	633	1,408	2,793	1,818

Earnings as adjusted	$1,634,173	$1,700,927	$1,634,864	$1,493,416	$1,031,717

Ratio of earnings to fixed charges	4.72	4.47	4.06	4.03	2.94

(a)	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.